Exhibit 4.1

DESCRIPTION OF SECURITIES

General

The following description summarizes important terms of the classes of our capital stock as of December 31, 2023. This summary does not purport to be complete and is qualified in its entirety by the provisions of our certificate of incorporation, the certificate of designation for our series B preferred stock and our bylaws, which have been filed as exhibits to this annual report.

Our authorized capital stock consists of 13,888,889 shares of common stock, par value $0.0001 per share, and 10,000,000 shares of preferred stock, par value $0.0001 per share, of which 5,000,000 shares were designated as series B preferred stock.

As of December 31, 2023, there were 373,526 shares of common stock and 26,239 shares of series B preferred stock issued and outstanding.

Common Stock

Dividend Rights. Subject to preferences that may be applicable to any then-outstanding preferred stock, holders of common stock are entitled to receive ratably those dividends, if any, as may be declared from time to time by the board of directors out of legally available funds.

Liquidation Rights. In the event of our liquidation, dissolution or winding up, holders of common stock will be entitled to share ratably in the net assets legally available for distribution to stockholders after the payment of all of our debts and other liabilities and the satisfaction of any liquidation preference granted to the holders of any then-outstanding shares of preferred stock.

Voting Rights. The holders of common stock are entitled to one vote for each share held of record on all matters submitted to a vote of the stockholders. Under our certificate of incorporation and bylaws, any corporate action to be taken by vote of stockholders other than for election of directors shall be authorized by the affirmative vote of the majority of votes cast. Directors are elected by a plurality of votes. Stockholders do not have cumulative voting rights.

Other Rights. Holders of common stock have no preemptive, conversion or subscription rights and there are no redemption or sinking fund provisions applicable to the common stock. The rights, preferences and privileges of the holders of common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock.

Preferred Stock

Our certificate of incorporation authorizes our board to issue up to 10,000,000 shares of preferred stock in one or more series, to determine the designations and the powers, preferences and rights and the qualifications, limitations and restrictions thereof, including the dividend rights, conversion or exchange rights, voting rights (including the number of votes per share), redemption rights and terms, liquidation preferences, sinking fund provisions and the number of shares constituting the series. Our board of directors could, without stockholder approval, issue preferred stock with voting and other rights that could adversely affect the voting power and other rights of the holders of common stock and which could have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from attempting to acquire, a majority of our outstanding voting stock.

On May 25, 2023, we filed a certificate of designation with the Nevada Secretary of State to establish our series B preferred stock. We designated a total of 5,000,000 shares of our preferred stock as series B preferred stock. The series B preferred stock has the following voting powers, designations, preferences and relative rights, qualifications, limitations or restrictions:

Liquidation Rights. Upon any liquidation, dissolution or winding-up of our company, whether voluntary or involuntary, the holders of series B preferred stock shall be entitled to receive out of the assets of our company the same amount that a holder of common stock would receive if the series B preferred stock were fully converted (disregarding for such purposes any conversion limitations) to common stock which amounts shall be paid prior to all holders of common stock.

Conversion Rights. Each share of series B preferred stock is convertible, at any time and from time to time from at the option of the holder thereof, into that number of shares of common stock determined by dividing the stated value of such share of series B preferred stock ($223) by the conversion price. The conversion price is $140.49. (subject to adjustments). Notwithstanding the foregoing, we shall not effect any conversion, and a holder shall not have the right to convert, any portion of the series B preferred stock to the extent that, after giving effect to the conversion, such holder (together with such holder’s affiliates) would beneficially own in excess of 4.99% of the number of shares of common stock outstanding immediately after giving effect to the issuance of shares issuable upon the conversion. This limitation may be waived (up to a maximum of 9.99%) by the holder and in its sole discretion, upon not less than sixty-one (61) days’ prior notice to us.

Dividend Rights. Holders of series B preferred stock are entitled to receive dividends in the same form as dividends paid on shares of the common stock only when and if such dividends are paid on shares of the common stock. No other dividends shall be paid on shares of series B preferred stock.

Liquidation Rights. Upon any liquidation, dissolution or winding-up of the Company, whether voluntary or involuntary, the holders of series B preferred stock shall be entitled to receive out of the assets of the Company the same amount that a holder of common stock would receive if the series B preferred stock were fully converted (disregarding for such purposes any conversion limitations) to common stock which amounts shall be paid prior to all holders of common stock.

Voting Rights. The series B preferred stock shall vote together with the common stock on an as-converted basis.

Conversion Rights. Each share of series B preferred stock is convertible, at any time and from time to time from at the option of the holder thereof, into that number of shares of common stock determined by dividing the stated value of such share of series B preferred stock ($223) by the conversion price. The conversion price is $140.49 (subject to adjustments). Notwithstanding the foregoing, the Company shall not effect any conversion, and a holder shall not have the right to convert, any portion of the series B preferred stock to the extent that, after giving effect to the conversion, such holder (together with such holder’s affiliates) would beneficially own in excess of 4.99% of the number of shares of common stock outstanding immediately after giving effect to the issuance of shares issuable upon the conversion. This limitation may be waived (up to a maximum of 9.99%) by the holder and in its sole discretion, upon not less than sixty-one (61) days’ prior notice to the Company.

Options

As of December 31, 2023, we have issued options to purchase an aggregate of 43,444 shares of common stock under the 2020 Plan and 2022 Plan at a weighted average exercise price of $39.13 per share.

Warrants

On December 18, 2020, we issued a warrant for the purchase of 411 shares of common stock to Peah Capital, LLC. This warrant is exercisable for the period commencing on January 31, 2022 and ending on December 18, 2027; provided that the warrant will automatically expire and terminate in the event a registration statement covering the resale of all shares issued pursuant a future equity agreement with Peah Capital, LLC has been declared effective by the SEC. The exercise price of this warrant is $0.315, subject to standard adjustments for stock splits, stock combinations, stock dividends, reclassifications and similar transactions. In addition, in the event that the number of our outstanding shares of common stock is increased prior to the 18-month anniversary of the warrant, the number of shares issuable upon exercise of the warrant shall be automatically increased to represent that number which is 9.9% of the then total outstanding capitalization.

On July 1, 2021, we issued warrants for the purchase of 343 shares of common stock to Dawson James Securities, Inc. and its designees as partial compensation for services rendered in connection with our private placement of series A convertible preferred stock and loan from Diamond Creek Capital, LLC that were completed on July 1, 2021. These warrants are exercisable for a period of five years at an exercise price of $2,100.105 per share, subject to standard adjustments for stock splits, stock combinations, stock dividends, reclassifications, mergers, consolidations, reorganizations and similar transactions, and may be exercised on a cashless basis.

On November 5, 2021, we issued warrants for the purchase of 23 shares of common stock to Dawson James Securities, Inc. and its designees as partial compensation for services rendered in connection with our private placement of debentures that was completed on November 5, 2021. 9 of these shares were subsequently forfeited by Dawson James Securities, Inc. These warrants are exercisable for a period of five years at an exercise price of $7,875 per share, subject to standard adjustments for stock splits, stock combinations, stock dividends, reclassifications, mergers, consolidations, reorganizations and similar transactions, and may be exercised on a cashless basis.

In December 2021 and January 2022, we entered into note and warrant purchase agreements with certain investors, pursuant to which we sold to such investors (i) original issue discount secured subordinated promissory notes in the aggregate principal amount of $705,882 and (ii) warrants for the purchase of 42 shares of our common stock. These warrants are excisable at any time during the three (3) year period commencing on August 18, 2022, the sixth (6th) month anniversary of the closing of our initial public offering. The exercise price per share is $19,687.50, subject to standard adjustments for stock splits, stock combinations, stock dividends, reclassifications, mergers, consolidations, reorganizations and similar transactions, and may be exercised on a cashless basis if the market value of our common stock is greater than such exercise price.

On February 18, 2022, we issued series A warrants for the purchase of 523 shares of common stock in connection with our initial public offering. The series A warrants are exercisable until the fifth anniversary of the issuance date at an exercise price equal to $22,050 per share and may be exercised on a cashless basis if the issuance of common stock upon exercise of the warrants is not covered by an effective registration statement. The exercise price and number of shares of common stock issuable upon exercise of the series A warrants may be adjusted in certain circumstances, including in the event of a stock dividend, extraordinary dividend on or recapitalization, reorganization, merger or consolidation.

On February 18, 2022, we issued series B warrants for the purchase of 523 shares of common stock in connection with our initial public offering. Most of the series B warrants were subsequently exercised. As of December 31, 2023, series B warrants for the purchase of 66 shares of common stock remain outstanding. The series B warrants are exercisable until the fifth anniversary of the issuance date at an exercise price equal to $31,500 per share and may be exercised on a cashless basis. In such event, the aggregate number of shares of common stock issuable in such cashless exercise shall equal the product of (x) the aggregate number of shares of common stock that would be issuable upon exercise of the series B warrant in accordance with its terms if such exercise were by means of a cash exercise rather than a cashless exercise and (y) 1.00.

On December 8, 2022, we issued warrants for the purchase of 74 shares of common stock to Dawson James Securities, Inc. and its designees as partial compensation for services rendered in connection with our private placement of common stock and prefunded warrants that was completed on such date. These warrants are exercisable for a period of five years at an exercise price of $1,102.50 per share, subject to standard adjustments for stock splits, stock combinations, stock dividends, reclassifications, mergers, consolidations, reorganizations and similar transactions, and may be exercised on a cashless basis.

On May 5, 2023, we issued warrants for the purchase of 335 shares of common stock to H.C. Wainwright & Co., LLC for services rendered in connection with our registered direct offering. These warrants are exercisable for a period of five years at an exercise price of $252.39375 per share, subject to standard adjustments for stock splits, stock combinations, stock dividends, reclassifications, mergers, consolidations, reorganizations and similar transactions.

On May 19, 2023, we issued warrants for the purchase of 698 shares of common stock to designees of H.C. Wainwright & Co., LLC for services rendered in connection with our registered direct offering. These warrants are exercisable for a period of five years at an exercise price of $213.4125 per share, subject to standard adjustments for stock splits, stock combinations, stock dividends, reclassifications, mergers, consolidations, reorganizations and similar transactions.

On December 4, 2023, we issued warrants for the purchase of 250,572 shares of common stock in connection with a warrant solicitation transaction, pursuant to which the holders of existing warrants agreed to exercise them for cash in exchange for new warrants. These warrants are exercisable for until June 4, 2029 at an exercise price of $10.64 per share, subject to standard adjustments for stock splits, stock combinations, stock dividends, reclassifications, mergers, consolidations, reorganizations and similar transactions.

On December 4, 2023, we issued warrants for the purchase of 9,398 shares of common stock to designees of H.C. Wainwright & Co., LLC for services rendered in connection with the warrant solicitation. These warrants are exercisable for until June 4, 2029 at an exercise price of $15.4875 per share, subject to standard adjustments for stock splits, stock combinations, stock dividends, reclassifications, mergers, consolidations, reorganizations and similar transactions.

Anti-takeover Effects of Nevada Law and Charter Provisions

Provisions of the Nevada Revised Statutes, our articles of incorporation and our bylaws could have the effect of delaying or preventing a third-party from acquiring us, even if the acquisition would benefit our stockholders. Such provisions of the Nevada Revised Statutes, our articles of incorporation and our bylaws are intended to enhance the likelihood of continuity and stability in the composition of our board of directors and in the policies formulated by the board of directors and to discourage certain types of transactions that may involve an actual or threatened change of control of our company. These provisions are designed to reduce our vulnerability to an unsolicited proposal for a takeover that does not contemplate the acquisition of all of our outstanding shares, or an unsolicited proposal for the restructuring or sale of all or part of our company.

Authorized but Unissued Shares

Authorized but unissued shares of common stock are available for our board of directors to issue without stockholder approval, subject to Nasdaq’s rules. We may use these additional shares for a variety of corporate purposes, including raising additional capital, corporate acquisitions and employee stock plans. The existence of our authorized but unissued shares of common stock could render it more difficult or discourage an attempt to obtain control of our company by means of a proxy context, tender offer, merger or other transaction since our board of directors can issue large amounts of capital stock as part of a defense to a take-over challenge. In addition, we have authorized in our articles of incorporation 10,000,000 shares of preferred stock. Our board acting alone and without approval of our stockholders, subject to Nasdaq’s rules, can designate and issue one or more series of preferred stock containing super-voting provisions, enhanced economic rights, rights to elect directors, or other dilutive features, that could be utilized as part of a defense to a take-over challenge.

Bylaws

Various provisions of our bylaws may also have an anti-takeover effect. These provisions may delay, defer or prevent a tender offer or takeover attempt of our company that a stockholder might consider in his or her best interest, including attempts that might result in a premium over the market price for the shares held by our stockholders. Our bylaws may be adopted, amended or repealed by our board of directors. Our bylaws also contain limitations as to who may call special meetings as well as require advance notice of stockholder matters to be brought at a meeting. Additionally, our bylaws also provide that no director may be removed by less than a two-thirds vote of the issued and outstanding shares entitled to vote on the removal. Our bylaws also permit the board of directors to establish the number of directors and fill any vacancies and newly created directorships. These provisions will prevent a stockholder from increasing the size of our board of directors and gaining control of our board of directors by filling the resulting vacancies with its own nominees.

Our bylaws also establish an advance notice procedure for stockholder proposals to be brought before an annual meeting of our stockholders, including proposed nominations of persons for election to the board of directors. Stockholders at an annual meeting will only be able to consider proposals or nominations specified in the notice of meeting or brought before the meeting by or at the direction of the board of directors or by a stockholder who was a stockholder of record on the record date for the meeting, who is entitled to vote at the meeting and who has given us timely written notice, in proper form, of the stockholder’s intention to bring that business before the meeting. Although our bylaws do not give the board of directors the power to approve or disapprove stockholder nominations of candidates or proposals regarding other business to be conducted at a special or annual meeting, our bylaws may have the effect of precluding the conduct of certain business at a meeting if the proper procedures are not followed or may discourage or deter a potential acquirer from conducting a solicitation of proxies to elect its own slate of directors or otherwise attempting to obtain control of our company.

Nevada Anti-Takeover Statutes

Pursuant to our articles of incorporation, we have elected not to be governed by the terms and provisions of Nevada’s control share acquisition laws (Nevada Revised Statutes 78.378 – 78.3793), which prohibit an acquirer, under certain circumstances, from voting shares of a corporation’s stock after crossing specific threshold ownership percentages, unless the acquirer obtains the approval of the issuing corporation’s stockholders. The first such threshold is the acquisition of at least one-fifth but less than one-third of the outstanding voting power.

Pursuant to our articles of incorporation, we have also elected not to be governed by the terms and provisions of Nevada’s combination with interested stockholders statute (Nevada Revised Statutes 78.411 – 78.444) which prohibits an “interested stockholder” from entering into a “combination” with the corporation, unless certain conditions are met. An “interested stockholder” is a person who, together with affiliates and associates, beneficially owns (or within the prior two years, did beneficially own) 10% or more of the corporation’s voting stock, or otherwise has the ability to influence or control such corporation’s management or policies.

Transfer Agent and Registrar

VStock Transfer, LLC, 18 Lafayette Place, Woodmere, NY 11598, telephone 212-828-8436, is the transfer agent for our common stock.

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